FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: December 6, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued December 1, 2005

Océ announces actions to capitalize on the opportunities provided by the Imagistics acquisition

•	Establishes Océ Imagistics organization to focus on Office and Digital Printing Centers

•	Elects Marc C. Breslawsky to Board of Directors of Océ USA Holding Inc.

•	Appoints Joseph D. Skrzypczak as President & CEO of Océ Imagistics

Venlo, December 1, 2005 - Océ N.V. a global leader in digital document management and delivery solutions with pro forma annual revenues of € 3.1 billion (US$ 3.7 billion), today announced a series of actions to capitalize on the opportunities provided by its recent acquisition of Imagistics International Inc.

Organization

Effective January 1, 2006, Océ will establish Océ Imagistics, a new division that combines the office business of Imagistics International with the office and Digital Printing Centers (DPCs) business of Océ North America’s Digital Document Systems (DDS) division. Océ Imagistics will have annual revenues in excess of $700 million. The other operations of DDS, based in Boca Raton, Florida, will focus on the high-speed production and transaction printing, variable data and publishing needs of digital print providers and customers in graphic arts, direct mail and corporate IT centers.

Jan Dix, member of the Board of Executive Directors of Océ N.V. and President and Chief Executive Officer of Océ USA Holding Inc., stated, “The establishment of Océ Imagistics will bring the best and broadest product line in the industry to the market with a highly focused sales organization. With approximately 1,300 dedicated sales representatives supported by a world class service organization, we are able to focus on opportunities in the networked office, large corporate and government Digital Printing Centers, commercial printing, and high-speed production printing markets. This is in addition to Océ North America’s existing sales efforts in the large format printing and outsourced document process management markets.”

The team responsible for integrating Imagistics into the Océ family carefully assessed the market opportunities and identified the optimum organizational structure and leadership. A number of other integration efforts are in progress including rationalization of IT systems, field office locations, financial reporting, and back office support.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone #31 77 359 2240
Océ investor information on Internet: http://investor.oce.com	page 1

Appointments

Marc C. Breslawsky, formerly Chairman and Chief Executive Officer of Océ Imagistics, has retired from the day-to-day leadership of the company. Mr. Breslawsky will continue as a member of the board of directors of Océ USA Holding Inc. and as an advisor to the Océ family of companies on a long-term basis.

After careful consideration all parties concluded that the contribution of Mr. Breslawsky to a successful integration of Imagistics and further development of Océ’s business in the United States will be better served by a longer term, dedicated role in the Board of Océ-USA Holding Inc. instead of being a member of the Executive Board of Océ N.V. with the full scope of corporate responsibilities.

Joseph D. Skrzypczak, previously President and Chief Operating Officer of Océ Imagistics, has assumed the responsibility of President and Chief Executive Officer of Océ Imagistics effective December 1, 2005. Mr. Skrzypczak joined Pitney Bowes in 1981 and held increasingly responsible positions in finance and operations. He served as Chief Operating Officer of Dictaphone Corporation, which was spun-off from Pitney Bowes in 1995. He joined Imagistics in 2001 and was responsible for executing the company’s successful business strategy, which resulted in earnings growth in excess of 20 percent annually.

Jan Dix, member of the Board of Executive Directors of Océ N.V. will remain President and CEO of Océ USA Holding Inc., responsible for all Océ activities in North America.

Mr. Rokus van Iperen, Océ N.V. CEO and Chairman, commented, “Marc Breslawsky has had a distinguished career in the office products industry. Under his skilled leadership, Imagistics evolved into a highly successful company and we expect to continue to receive the benefits of his experience as a consultant. I am excited about the tremendous growth prospects of the Océ family of companies and I am confident in the proven leadership abilities of Jan Dix at Océ North America and Joe Skrzypczak at Océ Imagistics.”

Océ Imagistics

Through the aforementioned organization, Océ Imagistics will expand its focus into the high-volume DPCs of large corporate and government customers. The company is establishing a dedicated sales and marketing group to serve the high-volume DPC market segment.

Nick Klitsie, currently the Business Manager of Océ Wide Format Printing Systems in the UK, will lead this new group from the Océ Imagistics offices in Trumbull, Connecticut as Vice President and Business Group Manager DPC. Mr. Klitsie joined Océ in 1986 and his career has included positions of increasing responsibility in the marketing and business management of office, wide format, and high-speed printing systems. His experience includes tours of duty at the Océ International Headquarters in Venlo, The Netherlands, and the Océ Far East operations in Singapore.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone #31 77 359 2240
Océ investor information on Internet: http://investor.oce.com	page 2

Having the high volume sales and marketing functions reside within Océ Imagistics greatly enhances the company’s strategic thrust to leverage the customer base and sales and service organizations of Océ and Imagistics, providing a robust capability to refer customers and cross sell services.

About Océ

Océ is a leading provider of digital document management technology and services. The company’s solutions are based on Océ’s advanced software applications that deliver documents and data over internal networks and the Internet to printing devices and archives – locally and around the world. Supporting the workflow solutions are Océ digital printers and scanners, considered the most reliable and productive in the world. Océ also offers a wide range of display graphics, consulting and outsourcing solutions.

Netherlands-based Océ N.V. (NASDAQ: OCENY), with a workforce of around 24,000 people and pro forma annual revenues of € 3.1 billion ($ 3.7 billion), maintains research and manufacturing centers in the Netherlands, the United States, Germany, France, Belgium, the Czech Republic, and Rumania. Océ’s North American headquarters is located in Chicago with major business units in Trumbull, CT; Chicago; New York City; Boca Raton, FL; Salt Lake City; Fiskeville, RI; and Vancouver, BC.

For more information about Océ, visit www.oce.com or in the US www.oceusa.com

Océ N.V.

Venlo, the Netherlands

December 1, 2005

For further information:

Investor Relations:	Press:

Pierre Vincent	Luuk Bruning
Senior Vice President Investor Relations	Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Telephone +31 77 359 2240	Telephone +31 77 359 4580
E-mail investor@oce.com	E-mail: luuk.bruning@oce.com

In the United States:

Jim Magrone

Vice President, Corporate Communications

Océ Imagistics

+1 203-365-2361

jmagrone@imagistics.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone #31 77 359 2240
Océ investor information on Internet: http://investor.oce.com	page 3